Exhibit 12.1

Apple Hospitality REIT, Inc.
Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	2017	2016	2015	2014	2013

Earnings
Pre-tax income from continuing operations	$183,339	$145,083	$118,186	$8,802	$83,338
Fixed charges	55,778	48,365	40,923	31,839	9,748
Amortization of capitalized interest	654	555	559	367	254
Capitalized interest	(1,258)	(1,632)	(1,548)	(1,927)	(679)
Earnings	$238,513	$192,371	$158,120	$39,081	$92,661

Fixed Charges
Interest expense	$47,415	$40,048	$32,943	$24,576	$9,017
Capitalized interest	1,258	1,632	1,548	1,927	679
Estimated interest component of rental expense	7,105	6,685	6,432	5,336	52
Fixed charges	$55,778	$48,365	$40,923	$31,839	$9,748

Ratio of Earnings to Fixed Charges	4.28	3.98	3.86	1.23	9.51